Exhibit 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pre-tax earnings	$723,782	$750,570	$543,570	$589,446	$689,909

Fixed charges	79,481	77,152	71,570	64,918	69,532

Earnings before fixed charges	$803,263	$827,722	$615,140	$654,364	$759,441

Fixed charges:
Interest expense*	$76,980	$74,669	$69,260	$62,721	$67,089

Amortization of bond issue costs	928	860	672	508	475

Estimated interest factor of rental expense	1,573	1,623	1,638	1,689	1,968

Total fixed charges	$79,481	$77,152	$71,570	$64,918	$69,532

Ratio of earnings to fixed charges	10.1	10.7	8.6	10.1	10.9

Earnings before fixed charges	$803,263	$827,722	$615,140	$654,364	$759,441
Interest credited for deposit products	70,746	69,742	64,799	57,176	52,403

Adjusted earnings before fixed charges	$874,009	$897,464	$679,939	$711,540	$811,844

Fixed charges	$79,481	$77,152	$71,570	$64,918	$69,532
Interest credited for deposit products	70,746	69,742	64,799	57,176	52,403

Adjusted fixed charges	$150,227	$146,894	$136,369	$122,094	$121,935

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	5.8	6.1	5.0	5.8	6.7

Rental expense	$4,767	$4,919	$4,963	$5,117	$5,964

Estimated interest factor of rental expense (33%)	$1,573	$1,623	$1,638	$1,689	$1,968

*	There was no interest capitalized in any period indicated.